Exhibit 99.1

17 Education & Technology Group Inc. Announces Fourth Quarter and

Fiscal Year 2024 Unaudited Financial Results

BEIJING, China, March 25, 2024 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the fourth quarter and the year ended December 31, 2024.

Fourth Quarter 2024 Highlights1

•
Net revenues were RMB36.6 million (US$5.0 million), compared with net revenues of RMB47.3 million in the fourth quarter of 2023.
•
Gross margin was 33.6%, compared with 43.4% in the fourth quarter of 2023.
•
Net loss was RMB63.7 million (US$8.7 million), compared with net loss of RMB98.4 million in the fourth quarter of 2023.
•
Net loss as a percentage of net revenues was negative 174.2% in the fourth quarter of 2024, compared with negative 207.9% in the fourth quarter of 2023.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB23.7 million (US$3.2 million), was RMB40.1 million (US$5.5 million), compared with adjusted net loss (non-GAAP) of RMB81.8 million in the fourth quarter of 2023.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 109.5% in the fourth quarter of 2024, compared with negative 172.8% adjusted net loss (non-GAAP) as a percentage of net revenues in the fourth quarter of 2023.

Fiscal Year 2024 Highlights

•
Net revenues were RMB189.2 million (US$25.9 million), compared with net revenues of RMB171.0 million in 2023.
•
Gross margin was 36.6%, compared with 47.2% in 2023.
•
Net loss was RMB192.9 million (US$26.4 million), compared with net loss of RMB311.8 million in 2023.
•
Net loss as a percentage of net revenues was negative 102.0% in 2024, compared with negative 182.4% in 2023.
•
Adjusted net loss (non-GAAP), which excluded share-based compensation expenses of RMB61.9 million (US$8.5 million), was RMB131.0 million (US$17.9 million), compared with adjusted net loss (non-GAAP) of RMB228.1 million in 2023.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 69.2% in 2024, compared with negative 133.4% of adjusted net loss as a percentage of net revenues in 2023.

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
2	Adjusted net income (loss) represents net income (loss) excluding share-based compensation expenses.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “We managed to deliver strong results with healthy top-line growth of 11% year-over-year for the full year, fueled by strategic market expansion and new contract acquisitions.”

“As we continue to evolve our products and services, leveraging AI for enhanced automation and user experience, we received encouraging feedback and market recognition from users. Looking ahead, with a strong pipeline of AI-enhanced products and a customer-centric roadmap, we are poised to deliver sustainable growth and industry-leading innovations in the future.” he concluded.

Mr. Michael Du, Director and Chief Financial Officer of the Company commented, “In the fourth quarter, our teaching and learning SaaS offering under subscription model experienced three-digit growth compared to the same quarter last year, bolstered by strong retention rates and multi-year subscription renewals. As we enhance operating efficiency, operating expenses decreased by 34% compared to the same quarter last year, resulting in a 35% reduction in net loss on a GAAP basis.”

Fourth Quarter 2024 Unaudited Financial Results

Net Revenues

Net revenues for the fourth quarter of 2024 were RMB36.6 million (US$5.0 million), representing a year-over-year decrease of 22.7% from RMB47.3 million in the fourth quarter of 2023. This was mainly due to (i) the reduction in net revenues from district-level projects as we prioritize our resources on school-based projects under subscription model, and (ii) a higher proportion of contracts under the SaaS subscription model we signed in the fourth quarter of 2024 which requires longer period of revenue recognition.

Cost of Revenues

Cost of revenues for the fourth quarter of 2024 was RMB24.3 million (US$3.3 million), representing a year-over-year decrease of 9.2% from RMB26.8 million in the fourth quarter of 2023, which was mainly due to fewer district-level project deliveries for our teaching and learning SaaS offerings, as a result of the growing proportion of recurring revenue under subscription model that requires fewer hardware and software deliveries.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2024 was RMB12.3 million (US$1.7 million), compared with RMB20.6 million in the fourth quarter of 2023.

Gross margin for the fourth quarter of 2024 was 33.6%, compared with 43.4% in the fourth quarter of 2023.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended December 31,
	2023		2024			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	29,903	63.2%	20,183	2,765	55.2%	-32.5%
Research and development expenses	40,930	86.4%	16,969	2,325	46.4%	-58.5%
General and administrative expenses	52,000	109.8%	44,206	6,056	120.8%	-15.0%
Total operating expenses	122,833	259.4%	81,358	11,146	222.4%	-33.8%

Total operating expenses for the fourth quarter of 2024 were RMB81.4 million (US$11.1 million), including RMB23.7 million (US$3.2 million) of share-based compensation expenses, representing a year-over-year decrease of 33.8% from RMB122.8 million in the fourth quarter of 2023.

Sales and marketing expenses for the fourth quarter of 2024 were RMB20.2 million (US$2.8 million), including RMB4.3 million (US$0.6 million) of share-based compensation expenses, representing a year-over-year decrease of 32.5% from RMB29.9 million in the fourth quarter of 2023. This was mainly due to efficiency improvements in marketing and sales work force and expenses compared with the same period last year.

Research and development expenses for the fourth quarter of 2024 were RMB17.0 million (US$2.3 million), including RMB3.9 million (US$0.5 million) of share-based compensation expenses, representing a year-over-year decrease of 58.5% from RMB40.9 million in the fourth quarter of 2023. The decrease was primarily due to the decrease in the share-based compensation and efficiency improvements in our research and development work force and expenses compared with the same period last year.

General and administrative expenses for the fourth quarter of 2024 were RMB44.2 million (US$6.1 million), including RMB15.5 million (US$2.1 million) of share-based compensation expenses, representing a year-over-year decrease of 15.0% from RMB52.0 million in the fourth quarter of 2023. This was primarily attributable to staff optimization in line with business adjustment.

Loss from Operations

Loss from operations for the fourth quarter of 2024 was RMB69.1 million (US$9.5 million), compared with RMB102.3 million in the fourth quarter of 2023. Loss from operations as a percentage of net revenues for the fourth quarter of 2024 was negative 188.8%, compared with negative 216.0% in the fourth quarter of 2023.

Net Loss

Net loss for the fourth quarter of 2024 was RMB63.7 million (US$8.7 million), compared with net loss of RMB98.4 million in the fourth quarter of 2023. Net loss as a percentage of net revenues was negative 174.2% in the fourth quarter of 2024, compared with negative 207.9% in the fourth quarter of 2023.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the fourth quarter of 2024 was RMB40.1 million (US$5.5 million), compared with adjusted net loss (non-GAAP) of RMB81.8 million in the fourth quarter of 2023. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 109.5% in the fourth quarter of 2024, compared with negative 172.8% of adjusted net loss as a percentage of net revenues in the fourth quarter of 2023.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net income (loss) (non-GAAP).

Fiscal Year 2024 Unaudited Financial Results

Net Revenues

Net revenues in 2024 were RMB189.2 million (US$25.9 million), representing a year-over-year increase of 10.7% from RMB171.0 million in 2023, mainly due to the increased number of teaching and learning SaaS contracts and the recurring revenue generated from on-going projects.

Cost of Revenues

Cost of revenues in 2024 was RMB120.0 million (US$16.4 million), representing a year-over-year increase of 33.0% from RMB90.3 million in 2023, which was due to the increase in project deliveries for our teaching and learning SaaS offerings during the period.

Gross Profit and Gross Margin

Gross profit in 2024 was RMB69.2 million (US$9.5 million), representing a year-over-year decrease of 14.2% from RMB80.7 million in 2023.

Gross margin in 2024 was 36.6%, compared with 47.2% in 2023.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the years indicated (in thousands, except for percentages):

	For the year ended December 31,
	2023		2024			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	101,260	59.2%	76,088	10,424	40.2%	-24.9%
Research and development expenses	167,932	98.2%	71,997	9,864	38.1%	-57.1%
General and administrative expenses	154,261	90.2%	134,935	18,486	71.3%	-12.5%
Total operating expenses	423,453	247.6%	283,020	38,774	149.6%	-33.2%

Total operating expenses in 2024 were RMB283.0 million (US$38.8 million), representing a year-over-year decrease of 33.2% from RMB423.5 million in 2023.

Sales and marketing expenses in 2024 were RMB76.1 million (US$10.4 million), representing a year-over-year decrease of 24.9% from RMB101.3 million in 2023. This was mainly due to the decrease of share-based compensation and efficiency improvements in marketing and sales work force and expenses compared with the same period last year.

Research and development expenses in 2024 were RMB72.0 million (US$9.9 million), representing a year-over-year decrease of 57.1% from RMB167.9 million in 2023. The decrease was primarily due to the decrease in the share-based compensation and efficiency improvements in our research and development work force and expenses.

General and administrative expenses in 2024 were RMB134.9 million (US$18.5 million), representing a year-over-year decrease of 12.5% from RMB154.3 million in 2023. The decrease was primarily due to the decrease of share-based compensation and the decrease in the office and professional service fees, as well as staff optimization in line with business adjustment.

Loss from Operations

Loss from operations in 2024 was RMB213.8 million (US$29.3 million), compared with RMB342.8 million in 2023. Loss from operations as a percentage of net revenues in 2024 was negative 113.0%, compared with negative 200.5% in 2023.

Net Loss

Net loss in 2024 was RMB192.9 million (US$26.4 million), representing a year-over-year decrease of 38.1% from RMB311.8 million in 2023. Net loss as a percentage of net revenues was negative 102.0% in 2024, compared with negative 182.4% in 2023.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) in 2024 was RMB131.0 million (US$17.9 million), compared with adjusted net loss (non-GAAP) of RMB228.1 million in 2023.

Cash and Cash Equivalents, Restricted Cash and Term Deposit

Cash and cash equivalents, restricted cash and term deposit were RMB359.3 million (US$49.2 million) as of December 31, 2024, compared with RMB476.7 million as of December 31, 2023.

Resignation of Director

Mr. Qin Wen has resigned as a director and Chief Operating Officer of the Company due to personal reasons, effective March 21, 2025. Mr. Wen’s resignation did not result from any disagreement with the Company. Following Mr. Wen’s departure, the remaining six (6) directors, including three (3) independent directors, will continue their services to the board of directors of the Company.

Founder’s Subscription of Ordinary Shares

The Company and Mr. Andy Chang Liu, Founder, Chairman and Chief Executive Officer of the Company, entered into a share purchase agreement on March 25, 2025, pursuant to which the Company proposed to issue, and Mr. Andy Chang Liu proposed to subscribe for 83,093,664 Class B ordinary shares and 18,252,336 Class A ordinary shares of the Company at a subscription price of the average closing price per ordinary share for the 30 trading days preceding the date of the share purchase agreement, pursuant and subject to, and consistent with, applicable laws, the Nasdaq rules and the Company’s securities trading policies. Following the share subscription, Mr. Liu will beneficially own approximately 40% of the Company’s total issued and outstanding share capital. This share subscription demonstrates Mr. Liu’s confidence in the value and long-term growth of the Company.

Conference Call Information

The Company will hold a conference call on Tuesday, March 25, 2025 at 8:00 a.m. U.S. Eastern Time (Tuesday, March 25, 2025 at 8:00 p.m. Beijing time) to discuss the financial results for the fourth quarter of 2024.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register-conf.media-server.com/register/BI45159210a51645e393c476d916c740ca.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure; because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months and the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	As of December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	306,929	234,144	32,078
Restricted cash	—	49	7
Term deposits	169,756	125,108	17,140
Accounts receivable	59,206	67,097	9,192
Prepaid expenses and other current assets	94,835	82,513	11,304
Total current assets	630,726	508,911	69,721
Non-current assets
Property and equipment, net	32,013	26,410	3,618
Right-of-use assets	20,007	11,768	1,612
Other non-current assets	1,780	2,428	333
TOTAL ASSETS	684,526	549,517	75,284
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	128,001	104,422	14,307
Deferred revenue and customer advances, current	44,949	40,397	5,534
Operating lease liabilities, current	7,647	6,798	931
Total current liabilities	180,597	151,617	20,772

	As of December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current	9,660	4,261	584
TOTAL LIABILITIES	190,257	155,878	21,356
SHAREHOLDERS' EQUITY
Class A ordinary shares	305	241	33
Class B ordinary shares	38	81	11
Treasury stock	(97)	(34)	(5)
Additional paid-in capital	10,987,407	11,070,615	1,516,668
Accumulated other comprehensive income	77,363	86,410	11,838
Accumulated deficit	(10,570,747)	(10,763,674)	(1,474,617)
TOTAL SHAREHOLDERS' EQUITY	494,269	393,639	53,928
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	684,526	549,517	75,284

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the three months ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	47,346	36,593	5,013
Cost of revenues	(26,775)	(24,309)	(3,330)
Gross profit	20,571	12,284	1,683
Operating expenses (Note 1)
Sales and marketing expenses	(29,903)	(20,183)	(2,765)
Research and development expenses	(40,930)	(16,969)	(2,325)
General and administrative expenses	(52,000)	(44,206)	(6,056)
Total operating expenses	(122,833)	(81,358)	(11,146)
Loss from operations	(102,262)	(69,074)	(9,463)
Interest income	5,805	2,899	397
Foreign currency exchange (loss) gain	(873)	620	85
Other (expenses) income, net	(1,111)	1,807	248
Loss before provision for income tax and income from equity method investments	(98,441)	(63,748)	(8,733)
Income tax expenses	—	—	—
Net loss	(98,441)	(63,748)	(8,733)
Net loss available to ordinary shareholders of 17
Education & Technology Group Inc.	(98,441)	(63,748)	(8,733)
Net loss per ordinary share
Basic and diluted	(0.23)	(0.15)	(0.02)
Net loss per ADS (Note 2)
Basic and diluted	(11.50)	(7.50)	(1.00)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	434,815,360	433,337,710	433,337,710

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	2,906	4,271	585
Research and development expenses	6,034	3,879	531
General and administrative expenses	7,706	15,519	2,126
Total	16,646	23,669	3,242

Note 2: Each one ADS represents fifty Class A ordinary shares. Effective on December 18, 2023, the Company changed the ratio of its ADS to its Class A ordinary shares from one ADSs representing ten Class A ordinary shares to one ADS representing fifty Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Net Loss	(98,441)	(63,748)	(8,733)
Share-based compensation	16,646	23,669	3,242
Income tax effect	—	—	—
Adjusted net loss	(81,795)	(40,079)	(5,491)

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	170,962	189,212	25,922
Cost of revenues	(90,259)	(120,004)	(16,440)
Gross profit	80,703	69,208	9,482
Operating expenses (Note 1)
Sales and marketing expenses	(101,260)	(76,088)	(10,424)
Research and development expenses	(167,932)	(71,997)	(9,864)
General and administrative expenses	(154,261)	(134,935)	(18,486)
Total operating expenses	(423,453)	(283,020)	(38,774)
Loss from operations	(342,750)	(213,812)	(29,292)
Interest income	27,811	16,260	2,228
Foreign currency exchange (loss) gain	(801)	226	31
Other income, net	3,958	4,399	603
Loss before provision for income tax and income from equity method investments	(311,782)	(192,927)	(26,430)
Income tax expenses	—	—	—
Net loss	(311,782)	(192,927)	(26,430)
Net loss available to ordinary shareholders of 17
Education & Technology Group Inc.	(311,782)	(192,927)	(26,430)
Net loss per ordinary share
Basic and diluted	(0.68)	(0.48)	(0.07)
Net loss per ADS (Note 2)
Basic and diluted	(34.00)	(24.00)	(3.50)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	458,636,327	401,923,200	401,923,200

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	17,243	10,204	1,398
Research and development expenses	26,954	14,656	2,008
General and administrative expenses	39,498	37,057	5,077
Total	83,695	61,917	8,483

Note 2: Each one ADS represents fifty Class A ordinary shares. Effective on December 18, 2023, the Company changed the ratio of its ADS to its Class A ordinary shares from one ADSs representing ten Class A ordinary shares to one ADS representing fifty Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the year ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Net Loss	(311,782)	(192,927)	(26,430)
Share-based compensation	83,695	61,917	8,483
Income tax effect	—	—	—
Adjusted net loss	(228,087)	(131,010)	(17,947)